UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

EyeGate Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

30233M503
(CUSIP Number)

Brian Kohn c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	30233M503

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,799,101

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,799,101

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,799,101

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.2%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	30233M503

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,799,101

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,799,101

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,799,101

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.2%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	30233M503

Item 1.	Security and Issuer.

The name of the issuer is EyeGate Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 271 Waverley Oaks Road, Suite 108, Waltham, Massachusetts 02452. This Amendment No. 8 to Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (collectively, the "Shares").

Item 2.	Identity and Background.

(a), (f)

The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company (“Armistice Capital”); and (ii) Steven Boyd, a United States citizen (“Mr. Boyd”, and together with Armistice Capital, the “Reporting Persons”).

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including Armistice Capital Master Fund Ltd. (the “Master Fund”). The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd’s business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 4,799,101 Shares beneficially owned by the Reporting Persons came from the working capital of the Master Fund, which is the direct holder of such Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On January 5, 2021, the Issuer and the Master Fund entered into a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which the Master Fund acquired from the Issuer in a private placement (the “Private Placement”) on the January 6, 2021 closing date: (i) 1,531,101 Shares; and (ii) warrants to purchase up to 1,531,101 Shares with an exercise price of $5.225 per Share (collectively, the “Warrants”). The Warrants become exercisable on July 6, 2021 and may be exercised at any time on or prior to 5pm on January 6, 2025. The aggregate subscription amount paid by the Master Fund for the Shares and Warrants acquired by it pursuant to the Securities Purchase Agreement was $8,000,002.73.

In connection with the Private Placement, the Issuer and the Master Fund also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to file a registration statement (“Registration Statement”) for purposes of registering the resale of the Shares acquired by the Master Fund pursuant to the Securities Purchase Agreement, as well as the Shares issuable upon exercise of the Warrants.

The foregoing was a summary of certain material terms of the: (i) Securities Purchase Agreement; (ii) Warrants; and (iii) Registration Rights Agreement. The foregoing descriptions are not, and do not purport to be, complete and, except as otherwise described above, are qualified in their entirety by reference to the full text of the forms of those documents, which have been filed as Exhibits B, C and D, respectively, and are incorporated herein by reference.

Mr. Boyd and Keith Maher, a Managing Director at Armistice Capital, currently serve as members of the Issuer’s board of directors (the “Board”).

The Reporting Persons purchased the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, reshaping the Issuer's corporate strategy, recommending business development transactions, proposing changes to management, operations and the structure of the Board (including the composition of the Board), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 4,799,101 Shares, constituting 56.2% of the Shares, based upon 8,539,995 Shares outstanding as of the date hereof, as adjusted for warrants and Series C Convertible Preferred Stock of the Issuer beneficially owned by the Reporting Persons. Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,799,101 Shares. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,799,101 Shares.

Other than the beneficial ownership of the Shares and the Warrants acquired by the Reporting Persons as described in Item 4 above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not: (i) described in this Item 6; (ii) described in Item 4 above; (iii) attached hereto and/or incorporated herein by reference; and/or (iv) described in a prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit A:	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on January 6, 2021)

Exhibit C:	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC by the Issuer on January 6, 2021)

Exhibit D:	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by the Issuer on January 6, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Steven Boyd

/s/ Steven Boyd

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 8 to Schedule 13D, dated January 12, 2021, relating to the Common Stock, $0.01 par value, of EyeGate Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

January 12, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Steven Boyd

/s/ Steven Boyd